UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 54,092,175
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 54,092,175
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,092,175
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 286,139,235 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 54,092,175
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 54,092,175
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,092,175
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 286,139,235 total outstanding shares of the common stock of the Issuer.

This Amendment No. 10 amends the Schedule 13D originally filed on February 3, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On January 27, 2017, the Reporting Persons acquired 54,092,175 newly-issued Common Shares of the Issuer in partial exchange for the Notes held by the Reporting Persons and/or their affiliates, as more fully described in the Reporting Persons’ response to Item 4.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

As previously disclosed, on December 14, 2016, the Issuer proposed a recapitalization (the “Recapitalization”) and the Privatization of the Issuer pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which the following principal actions (collectively, the “Recapitalization Elements”) were to occur: (a) the Notes and all accrued and unpaid interest in respect of the Notes up to November 1, 2016 would be exchanged such that the Noteholders would receive their pro rata share of: (i) US$135 million in principal amount of interests in a new secured term loan maturing five years from the effective date of the Recapitalization (the “Effective Date”) and carrying interest at a rate of 12% per annum, with such interest to be paid in-kind during the first year of the loan, with the possibility thereafter of partial payment-in-kind at the option of the Issuer or with the consent of the lenders (the “New Secured Term Loan”); and (ii) newly-issued Common Shares of the Issuer representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization; (b) all accrued and unpaid interest in respect of the Notes on and after November 1, 2016 up to the Effective Date would be added to the principal amount of the New Secured Term Loan and each Noteholder would receive an additional principal amount of the New Secured Term Loan equal to its pro rata share of such accrued and unpaid interest; (c) all Common Shares outstanding immediately prior to the Recapitalization, other than Common Shares held by certain funds and entities managed or controlled by Oaktree, Mudrick, as investment manager to certain of its clients, and Cyrus, as investment manager to certain of its managed funds, would be repurchased for cancellation by the Issuer for cash consideration equal to $0.50 per Common Share; and (d) the stated capital of the Common Shares would be reduced to $100,000, and an amount equal to the reduction of the stated capital would be credited to the contributed surplus account of the Issuer.  The consummation of the transactions contemplated by the Arrangement was subject to certain closing conditions, including obtaining the approval of the Arrangement by the Noteholders and the Shareholders as well as obtaining certain regulatory, court and stock exchange consents.

Having satisfied the requisite conditions to the closing of the Recapitalization and the Privatization Transaction (including obtaining the approval by the Noteholders and the Shareholders as well as issuance by the Supreme Court of British Columbia of a final order approving the Recapitalization and the Privatization Transaction), on January 27, 2017, the Issuer consummated the Recapitalization and the Privatization Transaction pursuant to the terms of the Arrangement and the Recapitalization Elements were given effect.

In connection with the Recapitalization and the Privatization Transaction, the Issuer’s Common Shares were delisted from, and ceased to trade on, the Toronto Stock Exchange.  On January 30, 2017, the Issuer filed with the SEC a certification and notice of termination on Form 15 of the registration of the Common Shares under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of, among other things, immediately suspending, and thereafter terminating, reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the paragraphs contained in Item 5(a) and (b) with the following:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons hold 54,092,175 Common Shares, constituting 19.6% of the Common Shares issued and outstanding (based on 286,139,235 total Common Shares issued and outstanding as of January 27, 2017, as reported directly by the Issuer to the Reporting Persons) and has the sole power to vote and dispose of such Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

January 31, 2017
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

January 31, 2017
(Date)

/s/ JASON MUDRICK
(Signature)